Spur Ventures Inc.

Consolidated Financial Statements
December 31, 2006, 2005 and 2004
(expressed in U.S. dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and include a summary prepared by management reconciling significant differences between Canadian and United States generally accepted accounting principles as they affect these financial statements. The financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit of the annual financial statements, and their report follows.

“Robert J. Rennie”

Robert J. Rennie
President, Chief Executive Officer
& Interim Chief Financial Officer

March 30, 2007

Independent Auditors’ Report

To the Shareholders of
Spur Ventures Inc.

We have audited the consolidated balance sheets of Spur Ventures Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
March 30, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Spur Ventures Inc.
Consolidated Balance Sheets
As at December 31, 2006 and 2005

(Expressed in U.S. dollars)

	2006	2005

ASSETS
Current
Cash and cash equivalents (note 3)	$10,994,262	$24,988,099
Short-term investments (note 4)	15,503,683	5,767,612
Accounts receivable	1,247,384	401,787
Inventory (note 5)	2,429,443	2,604,680
Prepaid expenses	599,116	280,268
Due from YPCC (Note 10)	266,599	316,327
	31,040,487	34,358,773
Property, plant & equipment - net (Note 6)	4,056,955	8,574,372
Land use right - net (Note 7)	340,608	691,583
Mineral properties (Note 8)	3,112,768	2,557,660
Deferred acquisition costs (note 9)	447,834	339,964
Other assets	44,019	80,907
	$39,042,671	$46,603,259

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,526,529	$2,106,716
Customer deposits	682,709	139,963
Other payables	189,484	273,611
Bank loans (Note 11)	1,270,970	2,664,684
	3,669,692	5,184,974
Minority interest	-	506,671
SHAREHOLDERS' EQUITY
Capital stock (Note 12)
Authorized -
Unlimited number of Common shares without par value
Unlimited number of Preferred shares without par value
Issued -
58,740,520 Common shares (2005: 58,090,520)	39,822,134	39,256,667
Stock options and warrants (note 12 (c) and (d))	7,293,323	7,039,072
Cumulative translation adjustment	3,712,546	3,601,095
Deficit	(15,455,024)	(8,985,220)
	35,372,979	40,911,614
	$39,042,671	$46,603,259

Nature of operations (note 1)
Commitments (note 18)
Subsequent events (note 19)

Approved by the Board of Directors

“Robert J. Rennie”	Director	“Robert G. Atkinson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc.
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

	2006	2005	2004

Sales	$7,697,039	$6,802,849	$3,695,981
Cost of sales	7,522,658	6,735,427	3,734,596
Gross Profit / (Loss)	174,381	67,422	(38,615)

Expenses
Consulting fees	172,566	144,847	272,890
Depreciation and amortization	332,760	106,128	44,587
Loss on disposal of fixed assets	41,633	3,061	9,840
Interest	207,364	173,842	146,985
Office and miscellaneous	518,401	407,727	172,132
Printing and mailing	41,368	41,341	24,426
Professional fees	621,795	227,600	138,871
Rent	238,593	84,616	37,896
Repairs and maintenance	32,102	43,217	13,933
Selling expenses	331,938	266,506	103,056
Stock-based compensation expenses	352,433	629,557	965,988
Transfer agent and filing fees	141,831	24,361	29,963
Travel, advertising and promotion	247,253	237,400	175,126
Wages and benefits	760,087	400,303	126,244
	4,040,124	2,790,506	2,261,937

Operating loss	(3,865,743)	(2,723,084)	(2,300,552)

Other income and expenses
Gain on disposal of marketable securities			1,793
Interest income	1,168,316	366,266	141,095
Energy trust income			634
Other income			69,659
Impairment of long-lived assets (Note 6 & 7)	(4,328,622)
Foreign exchange gain (loss)	93,939	(785,345)	63,702
	(3,066,367)	(419,079)	276,883

Loss before minority interest	(6,932,110)	(3,142,163)	(2,023,669)
Minority interest	462,306	323,357	159,631
Loss for the year	(6,469,804)	(2,818,806)	(1,864,038)

Deficit, Beginning of year, restated (Note 2)	(8,985,220)	(6,166,414)	(3,299,212)
Stock-based compensation expenses			(1,003,164)
Deficit, Beginning of year, restated (Note 2)	(8,985,220)	(6,166,414)	(4,302,376)

Deficit, End of year	$(15,455,024)	$(8,985,220)	$(6,166,414)

Basic and diluted loss per common share	$(0.11)	$(0.06)	$(0.05)

Weighted average number of common shares outstanding	58,480,520	47,857,350	34,267,111

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

	2006	2005	2004

Cash flows from operating activities
Net loss	$(6,469,804)	$(2,818,806)	$(1,864,038)
Items not affecting cash
Depreciation and amortization	801,320	475,364	223,102
Stock-based compensation	352,433	629,557	965,988
Foreign exchange (gain)/loss	(543,354)	785,345	-
Loss on disposal of fixed assets	41,633	14,590	(9,840)
Impairment of long-lived assets	4,328,622
Net changes in non-cash working capital
Accounts receivable	(851,653)	(169,325)	108,268
Inventory	240,145	(1,772,227)	(340,224)
Prepaid expenses	(307,893)	(191,631)	287,125
Accounts payable and accrued liabilities	(625,268)	1,071,475	276,597
Customers deposits	552,643	(282,439)	275,439
Minority interest	(335,193)	(318,549)	(159,631)
Other Operating	(33,579)	258,296	40,151
	(2,849,948)	(2,318,350)	(197,063)
Cash flows from investing activities
Investment in subsidiaries			(522,854)
Capital expenditures	(771,636)	(2,663,290)	(3,738,802)
Acquisition of other assets	(113,064)	(414,768)	-
Proceeds from disposal of assets and investments	1,208,228	4,501,531	90,326
Purchase of short-term investments	(11,093,962)	(5,731,725)	(4,234,612)
	(10,770,434)	(4,308,252)	(8,405,942)
Cash flows from financing activities
Issuance of shares for cash - net of issue costs	461,275	23,569,778	12,113,060
Bank indebtedness repayment	(1,461,304)	(607,696)	(48,329)
	(1,000,029)	22,962,082	12,064,731

Effect of exchange rate changes	626,575	772,107	576,654

Increase (decrease) in cash and cash equivalents	(13,993,836)	17,107,587	4,038,380

Cash and cash equivalents, beginning of period	24,988,099	7,880,512	3,842,132

Cash and cash equivalents, end of period	10,994,263	24,988,099	7,880,512

Supplemental cash flow disclosure
Interest received	1,119,807	310,371	141,095
Interest paid	(322,162)	(141,773)	(122,408)

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

1	Nature of operations

Spur Ventures Inc. (the company) is developing a fully integrated fertilizer business in the People’s Republic of China (China). The recoverability of the amounts shown as mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of the properties, and future profitable production or proceeds from the sale of fertilizer products.

Management acknowledges that for the Yichang Phosphate Project to be successful it will require significant equity and/or debt financing. Management has successfully raised financing in the past for the early stages of this project; however, there is no assurance that the company will be successful in raising this financing in the future. Management considers that the company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months.

In addition, the company has entered into agreements securing the title of the mineral properties, by forming a 78.72% controlled Joint Venture Company, Yichang Maple Leaf Chemicals Ltd. (YMC), with Hubei Yichang Phosphorous Chemical Co. Ltd. (YPCC) in December 2003 to undertake the development of the phosphate mines and to build compound phosphate fertilizer production facilities. YMC has not yet commenced active operations. The titles to the two primary mining properties are legally in the possession of our Joint Venture partner, YPCC, and are in the process of being formally transferred to YMC. Although these arrangements are in accordance with industry standards for the stage of development of such properties, these procedures do not guarantee the company’s title. Property title may also be subject to unregistered prior agreements and regulatory requirements.

To accelerate the production of compound fertilizers, the company acquired Xinyuan Chemicals Ltd. in 2004 and formed a 72.18% controlled Joint Venture Company called Yichang Spur Chemicals Ltd. (YSC), which owns a 100,000 tonnes per annum (tpa) NPK (Nitrogen, Phosphate, Potassium) fertilizer facility, The other two minority partners are YPCC which owns 16.69% and Yichang Yuanfeng Chemical (Yuanfeng) which owns 11.13% .

2	Significant Accounting Policies

Change in Reporting Currency to the U.S. dollar

Effective January 1, 2006, Spur Ventures Inc. (the “Company”) changed its reporting currency to the U.S. dollar (USD). The change in reporting currency is to better reflect the company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The Company holds most of its cash balances in USD deposits and conducts its Chinese operations in Chinese Renminbi (RMB). China revalued the RMB against the USD by 2.1% in July 2005 and introduced a managed float. Furthermore, the international currency of the agribusiness and mining industries is the USD. Prior to January 1, 2006, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and cash flows in the Canadian dollar (CAD). The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for comparison to the 2006 financial results.

These previous consolidated financial statements have been translated to the USD in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or There is a Change in the Reporting Currency”. These guidelines require that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

items for each year are translated into the reporting currency using the average rate in effect for the period, and assets and liabilities are translated using the exchange rate at the period end. All resulting exchange differences are reported as a separate component of shareholders’ equity titled Cumulative Translation Adjustment.

Principles of consolidation and preparation of financial statements

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and differ in certain material respects from the requirements of United States GAAP, as disclosed in note 16.

These consolidated financial statements include the accounts of the company, its two sino-foreign Joint Venture companies, YSC and YMC, which are controlled by the company, and its wholly owned subsidiary, Spur Chemicals (BVI) Inc. All significant inter-company transactions and accounts have been eliminated. YSC is dependent on Spur’s cash injections for working capital and repayments of loans, to which some of YSC’s assets are pledged as collateral at September 30, 2006 (Note 11). Certain comparative figures have been reclassified to conform to the current period’s presentation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Items subject to significant management estimates include the amounts recorded for stock-based compensation and the assessment of recoverable values. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within ninety days of the original date of acquisition and are stated at cost, which approximates fair value. To limit its foreign exchange and credit exposure, the company deposits its funds with large financial institutions in either US dollars or Canadian dollars.

Short Term Investments

Short term investments with an original maturity of greater than 90 days and less than 1 year are stated at cost, which approximates fair value.

Inventory

Inventory, consisting primarily of fertilizers and raw materials, is valued at the lower of cost and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is calculated using the weighted average method comprising all costs of purchases, costs of conversion and other costs incurred, including overhead allocation, in bringing the inventories to their present location and condition.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

Property, plant and equipment

Property, plant and equipment assets are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method at the following rates calculated to depreciate the cost of the assets less their residual values over their estimated useful lives:

Building	5.00%
Machinery and equipment	8.33% - 10.00%
Motor vehicle	20.00%
Office equipment and furniture	20.00%
Computer equipment	33.33%
Leasehold improvement	20.00%

Land use right

The land use right is for 50 years. It is amortized on a straight-line basis over the initial term of the YSC business license of 30 years.

Impairment of long-lived assets

Management of the company regularly reviews the net carrying value of each long-lived asset. Where information is available and conditioned losses suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, selling prices for fertilizer products, and operating, capital and reclamation costs on an undiscounted basis to determine if the carrying amount is not recoverable. If the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposal, reductions in the carrying value of long-lived assets would be recorded to the extent the net book value of the related assets exceeds its fair value estimated by the net present value of expected future net cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, selling prices for fertilizer products, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of long-lived assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties with mineralization are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or if impairment is evident.

The acquisition of title to mineral properties is a detailed and time-consuming process. The titles of the mining properties have been issued to our Joint Venture Company partner, YPCC, for the exclusive use of YPCC’s

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

equity contribution to the YMC Joint Venture. In Canada, our sino-foreign joint venture agreement with YPCC would be sufficient protection to proceed with mining but in China, for greater certainty, we are ensuring the formal transfer of the titles from YPCC to the YMC joint venture. This is a time-consuming process required only for foreign investors in China.

Asset retirement obligations

The accounting for asset retirement obligations encompasses the accounting for the Company’s legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction or development and/or the normal operation of a long-lived asset. The retirement of a long-lived asset is its other than temporary removal from service, including its sale, abandonment, recycling or disposal in some other manner.

According to current Chinese environmental regulations and contracts of the company, there is no obligation for the company to dismantle and remove plant and equipment or to remediate sites upon the cessation of operations. The company pays an annual environmental fee to the local government as the cost of operating a chemical site. This fee is calculated as a percentage of the annual revenues and is expensed as incurred. Future changes to Chinese environmental regulation may have a material impact on the assessment of asset retirement obligations.

Loss per common share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if exercised. For this purpose, the “treasury stock method” is used whereby the assumed proceeds upon the exercise of stock options and warrants are used to purchase common shares at the average market price during the year.

For the years ended December 31, 2006, 2005 and 2004, the company excluded potential common share equivalents from the loss per share calculation as they were considered anti-dilutive.

Income taxes

The company follows the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Revenue recognition

The company recognizes revenues to external customers when the product is shipped and title passes along with the risks and rewards of ownership, provided collection is reasonably assured. The above conditions are met when persuasive evidence of an arrangement exists, delivery has occurred, and the price is fixed or determinable. Transportation costs are recovered from the customer through product pricing.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

Foreign currency translations

The consolidated financial statements are presented in U.S. dollars (USD).

While the Company’s fertilizer subsidiary YSC was considered a self-sustaining operation prior to March 31, 2006, it is now considered an integrated operation due to a significant change in the financial condition of YSC. Foreign currency translation of YSC was prospectively changed from the current rate method to the temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

YMC is considered an integrated operation and is translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short periods to maturity. Bank loans are carried at current value, as discussed in notes 10 and 11.

Stock-based compensation

Effective January 1, 2004, the company adopted the new requirements of the Canadian Institute of Chartered Accountants (CICA) Standard 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants.

Accordingly, the opening deficit for 2004 was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,003,164, and an increase of $73,197 to share capital and $935,641 to stock options.

Variable Interest Entities

Effective January 1, 2005, the company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s returns or both. The company has determined that it has no variable interest entities.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

3	Cash and cash equivalents

Cash and cash equivalents of $10,994,262 includes Guaranteed Investment Certificates (GIC’s) with major Canadian financial institutions. Included in cash balances is a balance of approximately $5,498,000 held in accounts in the Chinese subsidiaries, the repatriation to Canada of which is subject to the approval of the State Administration of Foreign Exchange.

4	Short-term investments

Short-term investments of $15,503,683 consist of GIC’s and US Treasury Bills, with more than 90 days maturity periods.

5	Inventory

		2006		2005
	$		$
Raw materials		578,122		897,751
Finished goods		1,740,663		1,600,149
Other consumables		110,658		106,780
		2,429,443		2,604,680

In the year 2006, the company recorded $33,578 in Cost of Sales for an inventory write-down due to the decrease in NPK fertilizer price.

6	Property, plant and equipment

	December 31, 2006					December 31, 2005
			Net Book		Net Book
		Accumulated	Value before		Value after		Accumulated	Net Book
	Cost	Amortization	impairment	Impairment	impairment	Cost	Amortization	Value

Building	$3,649,129	$366,800	$3,282,329	$1,686,001	$1,596,328	$3,373,561	$188,963	$3,184,598
Construction in progress	283,412	-	283,412	68,312	215,100	500,604	-	500,604
Machinery and equipment	5,288,130	1,011,040	4,277,090	2,196,972	2,080,118	5,262,997	548,523	4,714,474
Motor vehicle	136,446	41,284	95,162	5,763	89,399	103,180	23,655	79,525
Office equipment and furniture	111,305	47,643	63,662	11,933	51,729	90,851	26,419	64,432
Leasehold improvement	32,374	8,093	24,281	-	24,281	32,357	1,618	30,739

Total PP&E	$9,500,796	$1,474,860	$8,025,936	$3,968,981	$4,056,955	$9,363,550	$789,178	$8,574,372

An impairment loss of property, plant and equipment was recognized during the year as the carrying amount exceeded the sum of the undiscounted cash flows expected to result from its use and eventual disposition and exceeded its fair value which was determined by taking into account an estimate of the series of future cash flows at different times, expectations about possible variations in the amount or timing of those cash flows, the time value of money, represented by the risk-free rate of interest, and the price for bearing the uncertainty inherent in the asset.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

7	Land use rights

	December 31, 2006					December 31, 2005
			Net Book		Net Book
		Accumulated	Value before		Value after		Accumulated	Net Book
	Cost	Amortization	Impairment	Impairment	Impairment	Cost	Amortization	Value

Land Use Rights	$758,643	$58,394	$700,249	$359,641	$340,608	$723,121	$31,538	$691,583

Land use rights refer to the ability of the company to operate a fertilizer and phosphoric acid facility on the YSC property for a period of 50 years. These land use rights are provided by the municipal government and are being amortized over the initial 30-year term of YSC’s business license as this is currently believed to approximate the estimated useful life.

An impairment loss of land use rights was recognized during the year as the carrying amount exceeded the sum of the undiscounted cash flows expected to result from its use and eventual disposition and exceeded its fair value which was determined by taking into account an estimate of the series of future cash flows at different times, expectations about possible variations in the amount or timing of those cash flows, the time value of money, represented by the risk-free rate of interest, and the price for bearing the uncertainty inherent in the asset.

8	Mineral properties

$
Exporation and development costs
Balance - December 31, 2004	2,008,422
Mining licence transfer cost	549,238
Balance - December 31, 2005	2,557,660
Mining licence transfer cost	555,108
Balance - December 31, 2006	3,112,768

In 1996, the company entered into an agreement with YPCC for the exclusive right to develop the Yichang phosphate deposit, which is located in Hubei province in China. The company can earn a 90% interest in the property by taking the property to production. The Chinese government will earn a 10% interest by contributing land and the mineral rights.

In 1999, the company completed the preliminary feasibility study report conducted jointly by the Northern China Chemical Mine Planning and Design Institute and China Wuhan Chemical Engineering Corp. Final project approval was also received from the Chinese government. In November 2000, a feasibility study and an environmental impact assessment study were completed. During 2001, the China Environment Protection Bureau approved the environmental study of the Yichang project. In April 2002, a feasibility study was updated by Jacobs Engineering Corporation.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

In early 2002, the company commenced its application for a mining permit through YPCC. In 2003, the company and YPCC formed a Joint Venture Company, YMC, to undertake the development of the project.

The mining licenses for the Shukongping and Dianziping mines were issued by Central Land and Resources Department to Spur’s JV partner YPCC in February and October of 2004 respectively. In March of 2005 the official transfer process from YPCC to YMC began when Spur contributed its first 15% of Registered Capital to YMC.

Since inception, all activities at YMC have been centered on the mining license transfer, with costs incurred in engineering studies, coordination of government relations and public relations activities. All YMC costs have been classified as mining exploration costs and capitalized to mineral properties.

9	Deferred acquisition costs

The amount of $447,834 in deferred acquisition costs related to due diligence, legal opinions, and other costs in connection with the proposed Tianren acquisition. In June 2005, the company signed a binding agreement to acquire the fertilizer related businesses of Hebei Tianren Chemical Corporation, a Chinese holding company and to merge the management teams and assets of both companies. Commercial and legal due diligence was completed late in the fourth quarter. The company continues to work with Hebei Tianren and the Chinese authorities on the approval processes. If the acquisition is closed, these costs will be allocated to the identifiable assets acquired and liabilities assumed. If the negotiation indicates the transaction will most likely not be closed, the company will expense all the expenditures related to the proposed acquisition at that time.

10	Amounts outstanding with minority shareholders

As of December 31, 2006, the company has the following amounts outstanding with minority shareholders of YSC:

	December 31, 2006		December 31, 2005
	RMB	$	RMB	$
Ag Bank loan (Note 11)	-	-	6,900,000	855,178
Receivables/(payable) from YPCC	2,182,469	279,623	(4,370,508)	(541,676)

Net exposure of YSC on loans	2,182,469	279,623	2,529,492	313,502
Other amounts due (to)/from YPCC and related companies	(101,651)	(13,024)	22,796	2,825
Total due from YPCC	2,080,818	266,599	2,552,288	316,327

Following the formation of YSC and the acquisition of the fertilizer operations, the company discovered that YSC was liable for a loan facility of RMB7,400,000 ($948,103) from the Agricultural Bank of China, the funds of which were advanced directly to YPCC prior to the date of acquisition. The company understands that the proceeds of this loan were used in YPCC's business and YSC has received no benefits from this loan. YPCC has guaranteed repayment of this loan to YSC and the bank and YSC was advised that YPCC has been paying the related interest to the bank. Prior to December 31, 2004, YPCC repaid RMB500,000 of the loan balance, accordingly at December 31, 2005, RMB6,900,000 ($855,178) was outstanding on this facility. The company has recorded an amount receivable from YPCC of RMB6,900,000 ($855,178) at December 31, 2005, being the amount due from YPCC required for the repayment of the remaining outstanding loan balance.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

YSC also received a working capital loan from YPCC of RMB 4,370,508 ($541,676). YPCC requested repayment of this loan. YSC received a written authorization for YPCC to apply this amount to offset the amount receivable from YPCC should YPCC fail to repay the bank loan and YSC was required to make payment of the loan directly to the bank. Accordingly, the company has accounted for the amount receivable from YPCC and the amount payable to YPCC on a net basis.

The three party YPCC-YSC-Agricultural Bank loan situation has now been resolved during 2006. YPCC cancelled the loan of RMB 4,370,508 ($541,676) owed to YPCC by YSC as at December 31, 2005. YSC applied this loan as a credit against the RMB 6,900,000 ($855,178) owed by YPCC to the Agricultural Bank. YSC made repayments to the Agricultural Bank of RMB 6,880,000 ($881,479) up to the end of December 2006. The net amount receivable from YPCC after offsetting the loan from YPCC and Agricultural Bank’s loan was RMB 2,080,818 ($266,599) as at December 31, 2006

11	Bank loans

The company has a bank loan of RMB9,900,000 ($1,268,408) (December 31, 2005 - $1,809,506) from Industry & Commerce Bank of China (ICBC), in addition to the balance of RMB 20,000 ($2,562) of the Agricultural Bank loan mentioned in note 10.

As at December 31, 2006 and 2005, information about the bank loans is as follows:

	2006				2005
			Annual				Annual
Lender	Principal Amount		interest		Principal Amount		interest
	RMB	$	rate	Maturity date	RMB	$	rate	Maturity date

ICBC	9,900,000	$1,268,408	5.84%	September 20, 2007	11,900,000	$1,474,871	5.84%	October 27, 2005
ICBC					2,700,000	334,635	5.58%	November 3, 2005
Agricultural Bank	20,000	2,562	5.83%	December 20, 2006	6,900,000	855,178	6.59%	December 27, 2004
	9,920,000	$1,270,970	Total		$21,500,000	$2,664,684	Total

The ICBC bank (Industrial & Commerce Bank of China) loan of RMB 9,900,000 was due in late October 2005. YSC signed an agreement with ICBC bank on August 14, 2006, whereby it will make monthly repayments of RMB 1,000,000 and repay the remaining balance of RMB 9,900,000 ($1,268,408) by September 20, 2007. Collateral for the ICBC loan includes 9 YSC buildings, land use rights for 13,563 square meters of land and 353 machines at the Xinyuan plant acquired in 2004, the principal place of business of YSC. The loan with Agricultural Bank was due on December 20, 2006. The remaining balance of the Agricultural Bank loan of RMB 20,000 ($2,562) was settled in January 2007.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

12	Shareholders’ equity

a)	Authorized capital stock

Unlimited common shares without par value
Unlimited number of preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

b)	Issued and outstanding capital stock

	Number of
	common shares	Amount US$
Balance - December 31, 2004	39,889,328	18,073,161
Exercise of options
Cash received	350,000	207,915
Reclassification from stock option/warrant account		92,421
Issued for exercise of warrants	708,334	760,071
Issued for cash under private placement	17,142,858	24,325,321
Commission and related issuance costs for private placement		(1,902,440)
Reclassification of fair value of warrants granted in 2005		(2,299,782)
Balance as at December 31, 2005	58,090,520	39,256,667
Exercise of options
Cash received	650,000	447,035
Reclassification from stock option/warrant account		98,184
Refund of issuance costs for private placement		20,812
Issuance costs for private placement		(564)
Balance as at December 31, 2006	58,740,520	39,822,134

On July 28, 2005, the company completed a private placement of 17,142,858 units at a price of C$1.75 per unit; each unit comprises one common share and one half share purchase warrant. Each whole warrant is exercisable for two years to acquire a common share at C$2.00 per share. All shares and warrants had a hold period expiring on November 28, 2005. The brokers received a 6% commission, or C$1,800,000 ($1,458,671), and the company has incurred direct costs of $443,770. The net proceeds will be used to fund the company’s development projects in China and for general corporate purposes.

c)	Stock options

Under the 2005 Employee Stock Option Plan, the company may grant options to its directors, officers, and service providers for up to 8,000,000 common shares or such additional amount as may be approved from time to time by the shareholders of the company. Under the plan, the exercise price of each option is not less than the market price of the company’s stock on the date of grant and an option’s maximum term is 5 years. The directors of the company may determine and impose terms upon which each option shall become vested in respect of option shares.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

A summary of the company’s options at December 31, 2006, 2005 and 2004 and the changes for the years then ended is presented below

	Options		Weighted average
	outstanding	Amount	exercise price CAD
Balance - December 31, 2003	3,885,000	997,165	0.77
Granted	1,850,000	984,836	1.50
Exercised	(200,000)	(121,679)	0.75
Balance - December 31, 2004	5,535,000	1,860,322	1.01
Granted	700,000	697,016	1.71
Exercised	(350,000)	(75,065)	0.73
Balance - December 31, 2005	5,885,000	2,482,273	1.11
Granted	825,000	352,434	1.14
Exercised	(650,000)	(98,184)	0.76
Expired	(950,000)	-	1.22
Balance - December 31, 2006	5,110,000	2,736,523	1.14

On March 14, 2006, the company granted incentive stock options to an officer to purchase 200,000 common shares of the Company at the exercise price of C$1.50 per share exercisable up to March 14, 2011. 50% of the options become vested on March 14, 2007 and the remaining 50% become vested on March 14, 2008.

On July 4, 2006, the Company granted options to each of the independent directors of the Company to purchase 75,000 common shares in the capital of the Company, and to the Company's President and CEO, Dr. Robert Rennie, to purchase 250,000 common shares. These options are exercisable at a price of C$1.03 per share up until the date that is 5 years following the date of grant, and vest over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grants as follows:

	2006	2005	2004
Risk free interest rate	4.00% - 4.50%	3.40% - 3.70%	3.40%	- 4.00%
Expected life of options in years	5 years	5 years	5 years
Expected volatility	49% - 51%	48% - 52%	47%	- 58%
Dividend per share	$0.00	$0.00	$0.00

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

The following table summarizes information about the weighted average grant-date fair value of options granted during the year ended December 31, 2006:

Grant	Options	Fair value	Fair value	Weighted average
date	granted	per option	CAD	fair value CAD
2006
14-Mar-06	200,000	0.72	144,000
4-Jul-06	625,000	0.50	312,500
	825,000		456,500	0.55

The following table summarizes information about the options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
Range of	outstanding	remaining	average	exercisable	average
exercise	at December 31,	contractual	exercise	at December 31,	exercise
prices	2006	life	price	2006	price
CAD		(years)	CAD		CAD
0.60	1,700,000	1.35	0.60	1,700,000	0.60
1.03	625,000	4.50	1.03	-	1.03
1.20	435,000	1.47	1.20	435,000	1.20
1.50	1,850,000	2.85	1.50	1,625,000	1.50
1.80	500,000	3.16	1.80	250,000	1.80
0.60 to 1.80	5,110,000	2.44	1.16	4,010,000	1.13

d)	Warrants

The following is a summary of warrant transactions at December 31, 2006, 2005 and 2004 and the changes for the years the ended:

	Number of		Weighted average
	warrants	Amount	exercise price CAD
Balance - December 31, 2003	700,000	-	0.81
Granted	5,830,000	167,413	1.50
Exercised	(400,000)	-	0.60
Reclassification of fair value of warrants granted in 2004		2,089,605
Balance - December 31, 2004	6,130,000	2,257,018	1.48
Granted	8,571,429	-	2.00
Exercised	(708,334)	-	1.33
Reclassification of fair value of warrants granted in 2005		2,299,782
Balance - December 31, 2005	13,993,095	4,556,800	1.81
Expired	(5,421,666)	-	1.50
Balance - December 31, 2006	8,571,429	4,556,800	2.00

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

The outstanding warrants at December 31, 2006 had an exercise price of $2.00, with an expiry date in July 2007.

No warrants were granted during the year ended December 31, 2006. 5,421,666 warrants expired on June 22, 2006. The following table summarizes information about warrants outstanding at December 31, 2006:

Exercise price
Number of warrants	CAD	Expiry date

8,571,429	$ 2.00	July 28, 2007
8,571,429	Total

13	Related party transactions

	2006	2005	2004
Consulting fees	141,377	195,554	368,686

Included in expenses are the following amounts paid to companies controlled by directors and officers:

Directors of the company may receive consulting fees for their services. A total of $141,377 was paid in 2006 to companies controlled by one director and one officer (2005 - $195,554; 2004 - $368,686). Accounts payable to these companies for expenses incurred were $1,807 at the end of 2006. Except for the account receivable of RMB2,080,818 ($266,599) from YPCC related to the YSC loan (note 10), there were no other accounts receivables from the related parties.

14	Segmented information

Management considers developing an integrated fertilizer business, which includes the development of the phosphate project in China, to be the company’s principal activity. All revenues are earned from sales to customers located in China.

Geographic Segments	December 31, 2006
	Canada	China	Consolidated

Current assets	$21,185,955	$9,854,532	$31,040,487
Property, plant & equipment - net	32,953	4,024,002	4,056,955
Land used right - net	-	340,608	340,608
Mineral properties	-	3,112,768	3,112,768
Deferred acquisition costs	447,834	-	447,834
Other assets	-	44,019	44,019
Total assets	$21,666,742	$17,375,929	$39,042,671

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

	December 31, 2005
	Canada	China	Consolidated
Current assets	$21,397,256	$12,961,517	$34,358,773
Property, plant & equipment - net	42,649	8,531,723	8,574,372
Land used right - net	-	691,583	691,583
Mineral properties	-	2,557,660	2,557,660
Deferred acquisition costs	339,964	-	339,964
Other assets	-	80,907	80,907
Total assets	$21,779,869	$24,823,390	$46,603,259

YSC had sales to one customer amounted to RMB 8,082,242 ($1,013,904) during the year ended December 31, 2006.

An impairment loss of property, plant and equipment, and land use right in China was recognized during the year as the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition and exceeds its fair value which was determined by taking into account an estimate of the series of future cash flows at different times, expectations about possible variations in the amount or timing of those cash flows, the time value of money, represented by the risk-free rate of interest, and the price for bearing the uncertainty inherent in the asset.

15	Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company’s effective income tax expense is as follows:

	2006	2005	2004
Income tax provision at statutory rates	(2,231,848)	(982,636)	(663,970)
Non-deductible and other items	(37,428)	371,437	345,053
Foreign losses subject to different tax rates	63,373	19,829	10,941
Losses not recognized	2,205,903	591,370	307,976
Income tax expense	-	-	-

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

Temporary differences related to the following assets and tax loss carry forwards that may rise to potential future income assets as at December 31, 2006, 2005, and 2004 are described below:

	2006	2005	2004
Tax loss carryforwards and other amounts	3,612,644	3,686,310	2,792,620
Fixed Assets	1,222,435	(135,132)	(73,347)
Land use right	6,082	(115,005)	(96,429)
Mineral properties	(70,065)	148,099	211,122
	4,771,096	3,584,272	2,833,966
Valuation allowance	(4,771,096)	(3,584,272)	(2,833,966)
Future income tax assets	-	-	-

At December 31, 2006, the company has the following unused tax losses available for application against taxable income of future years, and they expire as follows:

2007	1,841,001
2008	800,027
2009	861,420
2011	1,653,061
2010	1,347,774
2014	860,444
2015	945,302
2026	1,143,785

Total	9,452,814

16	Differences between Canadian and U.S. generally accepted accounting principles

a)

The company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

	2006	2005	2004
Mineral Properties - under Canadian GAAP	3,112,768	2,557,659	2,008,422
Feasibility study/technical evaluation	(3,112,768)	(2,557,659)	(2,008,422)

Mineral Properties - under US GAAP	-	-	-

Total shareholders' equity
Capital Stock - under CDN GAAP	39,822,134	39,256,667	18,073,162
Compensatory escrow release value	501,318	501,318	501,318
Flow-through share premium	(99,010)	(99,010)	(99,010)
Pro rata allocation of units value to warrants	0	0	(0)

Capital Stock - under US GAAP	40,224,442	39,658,975	18,475,470

Stock options and warrants -
under Canadian GAAP	7,293,323	7,039,072	4,153,089
Pro rata allocation of units value
of warrants	(0)	(0)	0
Stock based compensation	(1,003,164)	(1,003,164)	(1,003,164)

Stock options and warrants - under U.S. GAAP	6,290,159	6,035,908	3,149,925

Deficit - under Canadian GAAP	(15,526,394)	(8,985,220)	(6,166,414)
Interest Expenses related to construction	95,289	95,289	38,287
Feasibility study/technical evaluation	(3,112,768)	(2,557,659)	(2,008,422)
Compensatory escrow release value	(501,318)	(501,318)	(501,318)
Deferred Taxes	99,010	99,010	99,010
Stock based compensation	1,003,164	1,003,164	1,003,164
Deficit - under US GAAP	(17,943,017)	(10,846,734)	(7,535,693)

Cumulative other comprehensive income
- under Canadian GAAP
Fair market value of marketable securities	-	-	-
Cumulative translation adjustment	3,783,916	3,601,095	1,671,602
Cumulative other comprehensive income - under US GAAP	3,783,916	3,601,095	1,671,602

Deficit - under US GAAP	(14,159,101)	(7,245,639)	(5,864,091)

Total shareholders' equity - under US GAAP	32,355,500	38,449,244	15,761,304

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

The impact on the consolidated statements of operations and deficit would be as follows:

	2006	2005	2004
Loss for the year -
under Canadian GAAP	(6,469,804)	(2,818,806)	(1,864,038)
Feasibility study/technical evaluation	(555,109)	(549,237)	(425,286)
Mineral property written off in year
Interest Expenses related to construction	-	57,002	38,287
Deferred taxes
Loss for the year -
under U.S. GAAP before
comprehensive income adjustments	(7,024,913)	(3,311,041)	(2,251,037)
Adjustments to arrive at
comprehensive income
Marketable securities			(2,786)
Unrealized gain on marketable securities
Cumulative translation adjustment	111,451	1,929,493	1,459,146
Comprehensive income	111,451	1,929,493	1,456,360

Loss for the year - under US GAAP	(6,913,462)	(1,381,548)	(794,677)
Basic and Diluted Loss per common share -
under U.S. GAAP before
comprehensive income adjustments	(0.12)	(0.07)	(0.06)

b)	Income taxes

Under U.S. GAAP, the sale of flow-through shares resulted in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of common shares without the flow-through feature. The fair value of the shares was recorded as equity. When the tax deductibility of the qualifying expenditures is renounced, a temporary difference arises. A deferred tax liability was established in the amount of the tax benefit foregone, and tax expense was recorded for the difference between the deferred tax liability and the premium received upon issuance of the flow-through shares. This deferred tax liability reversed due to loss carry-forwards available.

c)	Accounting for stock-based compensation

Effective January 1, 2004 for Canadian GAAP, the company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation. Adoption of CICA 3870 was applied retroactively, without restatement, as permitted by the standard. For U.S. GAAP purposes, the company adopted FAS 148, “Accounting for Stock-based Compensation Transition and Disclosure”. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. For U.S. GAAP, effective January 1, 2004, the company applied the modified prospective method of adoption included in FAS 148 which recognizes stock-based employee compensation for 2004 as if the fair value based accounting method in this statement had been used to account for all employee awards granted, modified or settled in fiscal years beginning after December 14, 1994. Since all stock options granted from that date to January 1, 2004 vested immediately, application of the modified prospective method for U.S. GAAP purposes in 2004 did

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

not have any additional impact on the stock-based compensation charge for 2004 or on total shareholders’ equity under U.S. GAAP.

d)	Mineral property expenditures

Mineral property expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses exploration or property maintenance expenditures relating to mineral properties as they are incurred. When proven and probable reserves are indicated by a bankable feasibility study for a property, subsequent development costs of the property are capitalized. The capitalized costs of such properties would then be measured periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value using a discounted cash flow basis.

e)	Capitalization of interest

Under U.S. GAAP, capitalization of interest is calculated for certain qualifying assets that require a period of time to get them ready for their intended use. Under Canadian GAAP, capitalization of interest is permitted, but not required. The company’s interest expense related to construction in progress was $57,002 and $38,287 respectively in 2005 and 2004, which has been expensed for Canadian GAAP purposes.

f)	Comprehensive income

Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 “Reporting Comprehensive Income”. Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders’ equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income is not effective under Canadian GAAP until the Company’s year ending December 31, 2007.

g)	Issue of escrow shares

U.S. GAAP requires that compensation expense be recorded for the excess of the quoted market price over the price granted to employees and directors under escrow share agreements that are based on more than mere passage of time and require performance. The compensation expense was recorded under US GAAP when the shares became eligible for release. Under Canadian GAAP, no compensation expense was recorded for these escrow share agreements.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

h)	Supplemental cash flow information

Under U.S. GAAP, the consolidated statements of cash flows for 2006, 2005 and 2004 would not show exploration expenditures under investing activities. These balances of $591,101, $419,546 and $298,084, respectively, would instead be included in cash flow from operating activities. This would result in cash flow from operating activities for 2006, 2005 and 2004 to be ($3,441,049), ($2,737,896) and ($495,147), respectively.

i)	Issue of units

Under U.S. GAAP, the proceeds on the sale of units comprising shares and warrants are allocated to each instrument on a pro rata basis using the total fair value to determine the pro rata allocation.

j)	Cash flow from operating activities

Under U.S. GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

k)	Deferred stripping costs

In June 2005, the Emerging Issues Task Force issued EITF 04-06 – Accounting for Post-Production Stripping Costs in the Mining Industry. The EITF requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The company has not yet reached the production phase of the YMC properties and as such, has no inventory in which to include any stripping costs. Once the company goes into production, it will account for stripping costs as per EITF 04- 06 for U.S. GAAP purposes. However, this may result in GAAP differences based on the proposed Canadian EIC D56 - Accounting for Deferred Stripping costs in the mining industry.

l)	Accounting for changes and error corrections

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company’s 2006 financial statements and it has no impact on the company’s financial statements for the year ended December 31, 2006.

m)	Defined Benefit Pension and Other Post-Retirement Benefit Plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post retirement Benefit Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS No. 158 requires an entity to: (1) recognize the over-funded or under-funded status of a benefit plan as an asset or liability in the statement of financial position; (2) recognize the existing unrecognized net gains and losses, unrecognized prior service costs and credits, and unrecognized net transition assets or obligations in OCI; and (3) measure defined benefit plan assets and obligations as of

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

the year-end date. The guidance is effective for the company’s December 31,2006 consolidated financial statements and does not apply to the company’s consolidated financial statements.

n)	Inventory Costs

In November 2004, the Financial Accounting Standards Board(“FASB”) issued SFAS No. 151, “Inventory Costs”, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges, and to require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance was effective for inventory costs incurred during 2006 and did not have a material impact on the company’s consolidated financial statements.

o)	Recent accounting pronouncements

Accounting standards that the company expects to adopt subsequent to December 31, 2006 on a prospective basis when applicable include the following:

	i)	Financial instruments-recognition and measurement, hedges, and comprehensive income

In January 2005, the CICA issued three new standards: “Financial instruments-recognition and measurement, hedges, and comprehensive income.” The main consequences of implementing standards are described below. The new standards will be effective for interim and annual financial statement commencing in 2007. Earlier adoption is permitted. Most significantly for the company, the new standards will require presentation of a separate statement of comprehensive income. Investment in marketable securities will be recorded in the consolidated balance sheet at fair value. Changes in the fair value of marketable securities will be recorded in income and changes in the fair value of investments reported in comprehensive income. The company is undertaking analysis of the impact of the new standards.

	iii)	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

	v)	Uncertainty in Income Taxes

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. FIN No. 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction).Under the model, the consolidated financial statements will reflect expected future income tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The evaluation of tax positions under FIN No. 48 will be a two-step process whereby: (1) the company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the company would recognize the largest amount of tax benefit that is greater than50 percent likely of being

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

realized upon ultimate settlement with the taxing authority. FIN No. 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. The company is reviewing the guidance(which is effective for the first quarter of 2007) to determine the potential impact, if any, on its consolidated financial statements.

17	Financial instruments and concentration of risk

Fair values

The company’s financial instruments include cash and cash equivalents, short term investments, accounts receivable, customer deposits, accounts payable and accrued liabilities, other payable, bank loans, and amount due from YPCC. The fair values of these financial instruments approximate their carrying values.

Credit risk

The company maintains a substantial portion of its cash and cash equivalents with major financial institutions in Canada and China. Financial instruments that potentially subject the company to concentration of credit risk are primarily receivables. Management believes that any risk of loss is reduced due to the financial strength of the company’s major customers.

Foreign currency risk

A substantial portion of the company’s business is carried out in Chinese Renminbi, and the company maintains Renminbi denominated bank accounts. The company also has short-term investments in US dollars. Fluctuations in exchange rates between the Canadian dollar and PRC Renminbi and US dollar could have a material effect on the business, results of operations and financial condition of the company.

18	Commitments

Capital commitments - contracted but not accounted for

	As at December 31, 2006
	RMB	$
MAP project	2,960,000	379,241

The Company entered into a construction contract for MAP project to manufacture MAP, a major intermediate material in fertilizer production in 2006. The total contracted amount is RMB 3.2 million, of which RMB 0.24 million was paid during 2006.

Operating lease commitments

	As at December 31, 2006
	RMB	$
Within 1 year	111,657	14,306

Lease commitment mainly represents the rental contracts signed for the lease of offices and apartments.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

Operating lease commitments
	As at December 31, 2006
	RMB	$
Within 1 year	75,633	9,690

Lease commitment represents the rental contracts signed for the lease of 4 warehouses.

Tianren Acquisition final agreement

The Company signed the final agreement to acquire the fertilizer related business of Hebei Tianren Chemical Corporation (“Tianren”) in Beijing on June 18, 2006.

The interests being acquired include a:

1. 95% interest (80% direct and 15% indirect) in Tianren Agriculture Franchise Company (“Ag Franchise”), China’s largest marketer of compound NPK fertilizers. Ag Franchise sells over 1.5 Million tonnes per annum (“tpa”) of NPK (Nitrogen, Phosphate, Potassium) fertilizer as a commissioned sales agent for Sino Arab Chemical Fertilizer Company (SACF) and Dayukou Chemical Fertilizer Company (“Dayukou”).

2. 75% interest in Tianding Chemical Company (“Tianding”), which has a 100,000 tpa NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bag manufacturing facilities in China with current production under contract of in excess of 28 million bags per annum for Tianren, SACF, Dayukou and others. The bagging facility is a key part of the logistics for distribution of 50 kg bags of fertilizer within China.

3. 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province, where Spur’s current facilities are located. Tianlong has an import license for sulphuric and phosphoric acid and will be eligible to apply for more import permits in the near future

Xinjiang Tianren Chemical Company and its 100,000 mt NPK plant in northwest China which was part of the original Tianren agreement will no longer be part of our transaction and the share allocation has been reduced accordingly from 15.5 M to 13.3M shares.

19	Subsequent events

(a)	YMC’s Business License

Hubei Administration for Industry and Commerce (AIC) extended YMC’s Business License until March 31, 2007 by the direction of Central Ministry of Commerce based on a strong letter of support from the City of Yichang. This extension gave YPCC time to complete its first Registered Capital Contribution. The authorities have acknowledged that Spur has been in compliance since March of 2005 at which time Spur’s Registered Capital Contribution totalled $15.32 M in cash. YPCC made its first required Registered Capital contribution valued at $.3.69M for prior R&D expenses and $1.05M of other expenses in February of 2007. YPCC’s contribution has recently been approved by Hubei AIC thus completing the requirements for the renewal of the YMC Business License which should be issued in the near future. If there is further delay, Spur anticipates that the authorities will grant another extension. YPCC’s next and last Registered Capital contribution will be the two mining licenses.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

(Expressed in U.S. dollars)

(b) Stock Options

On January 3, 2007, the company granted options to an officer to purchase 200,000 common shares of the company, a new officer to purchase 100,000 common shares of the company, and an officer to purchase 50,000 common shares of the company at the exercise price of C$0.64 per share. The options become vested over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant.

(c) Contribution of Capital by YPCC

Directors of YSC agreed to YPCC contributing its scientific achievement and previous expenses for the registered capital. YPCC’s scientific achievement is valued as RMB 28.8086 Million ($3.69 million), the previous expenses is valued as RMB 8.2337 Million ($1.05 million). YPCC will transfer its scientific achievement as contribution to YMC and as at the end of 2006 the contribution was in the process of verification and registration at AIC.